Exhibit 99.1 - Explanation of Responses
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   (1) As described in the Schedule 13D/A filed with the Securities and Exchange
   Commission by the Reporting Persons on December 14, 2007 with respect to the Issuer's securities, CR Intrinsic Investments, LLC, an Anguillan limited liability company ("CR Intrinsic Investments"), purchased 2,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share (the "Convertible Preferred Stock") pursuant to a securities purchase agreement between CR Intrinsic Investments and the Issuer on December 13, 2007.

   (2) CR Intrinsic Investments directly owns Common Stock of the Issuer and Convertible Preferred Stock of the Issuer. CR Intrinsic Investors, LLC ("CR Intrinsic Investors") is the investment manager to CR Intrinsic Investments. Pursuant to an investment management agreement, CR Intrinsic Investors maintains investment and voting power with respect to the securities held by CR Intrinsic Investments. Steven A. Cohen, through one or more intermediary holding companies, controls CR Intrinsic Investors. In accordance with Instruction 5(b)(iv), the entire amount of the Issuer's securities held by CR Intrinsic Investments is reported herein. Each of CR Intrinsic Investors and Steven A. Cohen disclaim beneficial ownership of any of the Issuer's securities to which this report relates except to the extent of their respective indirect pecuniary interest therein, and this report shall not be deemed an admission that either of CR Intrinsic Investors or Steven A. Cohen is the beneficial owner of such securities for purposes of Section 16 or for any other purposes.

   (3) CR Intrinsic Investments will have the right to convert its 2,000 shares of Convertible Preferred Stock into 124,069 shares of Common Stock at its option at any time following December 13, 2008, and this conversion option has no expiration date. The Issuer may elect, at its option, to redeem all of the outstanding Convertible Preferred Shares for cash at any time following December 13, 2010.